January 11, 2010



Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

	Re:	Scott's Liquid Gold-Inc.
		Form 10-K for the year Ended December 31, 2008
		Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009
		File No. 1-13458

Dear Mr. Hartz:

	This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated December 22, 2009 with respect to the Form 10-K Report and Form 10-Q Reports listed above. The text of the staff's comments is set forth below in bold followed in each case by the response.

Form 10-K For the Year Ended December 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in future filings.

Response:

We will comply with this comment.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 22

2.	Your loan agreement contains a number of covenants, including the requirement for maintaining a current ratio of at least 1:1 and a ratio of consolidated long-term debt to consolidated net worth of not more than 1:1. Please disclose the terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.



Response:

	The Company's management believes that the material covenants of the loan agreement with Citywide Banks, in terms of the Company's circumstances, have been disclosed and that, as stated in existing disclosures, the Company has been in compliance with those covenants. The Company's management believes that the Company will be in compliance with those covenants at December 31, 2009.

	The loan agreement of Citywide Banks requires that the financial covenants be calculated in accordance with generally accepted accounting principles. The Company has calculated the covenants based upon its balance sheets.

	In order to expand and clarify the disclosure, the Company will revise the disclosure regarding the covenants in the Company's Form 10-K Report for 2009 and for subsequent Form 10-Q Reports in 2010 to read as follows. Changes will be made if necessitated by subsequent facts.

	The loan agreement contains a number of covenants, including the requirement for maintaining a current ratio of at least 1:1 and a ratio of consolidated long-term debt to consolidated net worth of not more than 1:1. These financial covenants are calculated in accordance with generally accepted accounting principles, and therefore the Company uses its balance sheets when determining compliance with these covenants.
We may not declare any dividends that would result in a violation of either of these financial covenants. Affirmative covenants in the loan agreement concern, among other things, compliance in all material respects with applicable laws and regulations and compliance with our agreements with other parties which materially affect our financial condition. Negative covenants require that we not do any of the following, among other things, without the consent of the Bank: Sell, lease or grant a security interest in assets; engage in any business activity substantially different than those in which we are presently engaged; sell assets out of the ordinary course of business; or purchase another entity or an interest in another entity. The foregoing requirements were met at the end of 2009.

Item 8 - Financial Statements and Supplementary Data, page 25

Note 1 - Organization and Summary of Significant Accounting Policies, page 30

(i) Long-Lived Assets, page 32

3.	If you have any long-lived assets or asset groups where you have determined that fair value is not substantially in excess of the carrying value and those asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity, please provide the following disclosures:

	.	The percentage by which fair value exceeds the carrying value;
	.	A description of the assumptions that drive the estimated
fair value;
	.	A discussion of the uncertainty associated with the key
assumptions;
	.	A discussion of any potential events and/or circumstances
that could have a negative effect to the estimated fair value.

	If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Response:

	As of December 31, 2008, it was the Company's assessment that the fair value of our long-lived assets and/or asset groups substantially exceeded the carrying value. At this time, the Company has not completed its assessment as of December 31, 2009 but will do so prior to filing our 2009 Annual Report on Form 10-K and will include the requested disclosures at that time. (If requested, we will be glad to provide the SEC staff with our proposed disclosure prior to filing our Form 10-K for 2009.)

Note 10 - Commitments and Contingencies, page 43

4.	Regarding the legal claim, please disclose the amount of the claim by the plaintiff, the amount of the accrual, if any, and the range of loss in excess of amounts accrued or state that such an estimate cannot be made.

Response:

	The Company will add in its Form 10-K Report for 2009 the following new sentence at the end of the first paragraph in the disclosure of the Taylor case, subject to any changes necessitated by subsequent facts:
The plaintiffs ask for compensatory damages, treble damages under a New Jersey consumer law, interest, costs of the lawsuit and attorneys fees, all in an unspecified amount. The Company has not accrued any liability for these claims at this time.

	The Company will also add in its Form 10-K Report for 2009 the following at the end of the second paragraph in the description of the Taylor case, subject to any changes necessitated by subsequent facts:

	Although the Company is unable at this time to predict the outcome or to estimate the amount of a potential loss to the Company, if any, in this lawsuit, the Company's management expects at this time that the Company will not incur any material liability in the lawsuit.

	We acknowledge that:

	.	Our company is responsible for the adequacy and accuracy of
the disclosure in its filings;

	.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	.	Our company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-290-1083) at Holland & Hart LLP, our attorneys. Thank you.

Very truly yours,

SCOTT'S LIQUID GOLD-INC.


By:	/s/ Brian L. Boberick
	-------------------------------------
	Brian L. Boberick
	Chief Financial Officer and Treasurer